                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)


                          ENVIRODYNE INDUSTRIES, INC.
                          ---------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
                    ---------------------------------------
                         (Title of Class of Securities)



                                   294037205
                                   ---------
                                 (CUSIP Number)

                             Gordon E. Forth, Esq.
                    WOODS, OVIATT, GILMAN, STURMAN & CLARKE
                               44 Exchange Street
                           Rochester, New York 14614
                                 (716) 454-5370

                                 --------------
                       (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices
                              and Communications)


                                October 12, 1994
                                ----------------
                     (Date of Event which Requires Filing
                               of this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /


         Check the following box if a fee is being paid with the statement / /

                                  SCHEDULE 13D

CUSIP NO. 294037205                                           Page 2 of 36 Pages

  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     THE MALCOLM I. GLAZER TRUST


  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                         (b) / /

  3      SEC USE ONLY



  4      SOURCE OF FUNDS

                        OO

  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                                                         / /



  6      CITIZENSHIP OR PLACE OF ORGANIZATION

                        Florida

        NUMBER OF                   7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY                                                    1,746,151
        OWNED BY
    REPORTING PERSON                8      SHARED VOTING POWEREACH
          WITH
                                                                        - 0 -

                                    9      SOLE DISPOSITIVE POWER

                                                                      1,746,151
                                    10     SHARED DISPOSITIVE POWER



  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,131,386

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                         / /

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  30.6%

  14     TYPE OF REPORTING PERSON

                   OO





                              PAGE 2 OF 36 PAGES

                                  SCHEDULE 13D

CUSIP NO. 294037205                                           Page 3 of 36 Pages


  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       MALCOLM I. GLAZER
                       S.S. NO. ###-##-####

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                         (b) / /

  3      SEC USE ONLY



  4      SOURCE OF FUNDS

                        PF

  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                                                         / /



  6      CITIZENSHIP OR PLACE OF ORGANIZATION

                        United States

       NUMBER OF                   7      SOLE VOTING POWER
        SHARES
     BENEFICIALLY                                                     1,746,151
       OWNED BY
   REPORTING PERSON                8      SHARED VOTING POWEREACH
         WITH
                                                                        - 0 -

                                   9      SOLE DISPOSITIVE POWER

                                                                      1,746,151
                                   10     SHARED DISPOSITIVE POWER

                                                                        - 0 -

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        4,131,386

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                         / /

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        30.6%

  14     TYPE OF REPORTING PERSON

                         IN





                              PAGE 3 OF 36 PAGES

         This Amendment No. 2 ("Amendment No. 2") amends and supplements the statement ("Statement") to the Schedule 13D dated August 14, 1994, as amended ("Schedule 13D"), and filed on August 15, 1994 on behalf of The Malcolm Glazer Trust ("Trust") and Malcolm I. Glazer relating to the common stock, par value $.01 per share, of Envirodyne Industries, Inc. ("Envirodyne"). All capitalized terms used herein and not otherwise defined herein have the meanings previously ascribed to such terms in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

         Item 3 of the Statement is hereby amended by deleting the last paragraph thereof and inserting in place thereof the following paragraph:

         The total purchase price for the shares to be acquired under the letter agreements and the Securities Purchase Agreement referred to in Item 6 below are expected to be paid with Mr. Glazer's personal funds, which have been, or will be, contributed to the Trust.

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

         Item 4 of the Statement is hereby amended by inserting the following paragraph after the last paragraph thereof:

         By letter dated October 13, 1994, the Federal Trade Commission ("FTC") notified Mr. Glazer that the FTC and the and Antitrust Division of the Department of Justice received for filing from Mr. Glazer a completed Notification and Report Form for Certain Mergers and Acquisitions ("HSR Form") pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "Hart-Scott- Rodino Act"). Under the HSR Form, Mr. Glazer seeks clearance for the purchase of in excess of 50% of Envirodyne's Common Stock. In the HSR Form, Mr. Glazer states that his decision (and decision of the Trust) to purchase any remaining outstanding stock depends on market conditions. The FTC advised Mr. Glazer in its letter that the Hart-Scott-Rodino Act waiting period will expire at 11:59 p.m. on November 11, 1994, unless extended by a request for additional information or documentary material or unless early termination of the waiting period is granted. Mr. Glazer requested early termination of the waiting period in the HSR Form.

         On or about October 12, 1994, the Trust's negotiations for the private purchase of additional shares of Common Stock referred to in the original
Schedule 13D were completed and resulted in the execution of a Securities Purchase Agreement discussed in Item 6 below.





                              PAGE 4 OF 36 PAGES

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

         Item 5(a) of the Statement is hereby amended by adding to the end thereof the following:

         The Trust and Mr. Glazer are the beneficial owners of 4,131,386 shares, which constitutes 30.6% of the outstanding shares of Common Stock (based on the 13,500,000 shares reported as outstanding under Envirodynes' Form 10-Q for the quarterly period ended June 30, 1994). Mr. Glazer's beneficial ownership arises as a result of being the sole trustee of the Trust and during his lifetime, the sole beneficiary of the Trust.

         Of the 4,131,386 shares beneficially owned by the Trust, 289,238 shares are to be purchased pursuant to a certain letter agreement dated August 16, 1994 and 995,698 shares are to be purchased under a second letter agreement dated as of August 18, 1994. The Trust's obligation to close under each such letter agreement is subject to expiration or earlier termination of the waiting period under the Hart-Scott-Rodino Act. In addition, 1,100,299 shares of the 4,131,386 shares are to be purchased pursuant to a Securities Purchase Agreement dated as of October 12, 1994, which also provides that the Trust's obligation to close is subject to, among other things, the expiration or earlier termination of the waiting period under the Hart-Scott-Rodino Act. Pursuant to such Securities Purchase Agreement, the 1,100,299 shares are held in escrow established under an Escrow Deposit Agreement dated as of October 12, 1994.

         Item 5(b) of the Statement is hereby amended by deleting the last paragraph thereof and inserting in place thereof the following:

         The Trust will have no power to vote or direct the vote or to dispose or direct the disposition of the 289,238 shares of Common Stock which are subject to the letter agreement dated August 18, 1994, or the 995,698 shares of Common Stock which are subject to the letter agreement dated August 16, 1994, until the purchases of those shares close. The sellers of such shares have retained the power to vote or direct the vote of such shares until such shares
are transferred to the Trust.   Further, the sellers of such shares have
retained the power to dispose or direct the disposition of such shares, subject in each case to the Trust's contractual rights under each letter agreement.

         The Trust will have no power to vote or direct the vote or to dispose or direct the disposition of the 1,100,299 shares of Common Stock subject to the Securities Purchase Agreement dated as of October 12, 1994 and held in escrow unless and until the Hart- Scott-Rodino Act waiting period terminates or expires. Upon expiration or early termination of the Hart-Scott-Rodino Act waiting period, the Trust may vote or exercise other consensual





                              PAGE 5 OF 36 PAGES
rights related to the 1,100,299 shares unless and until the Securities Purchase Agreement is terminated. The seller of such shares has retained the power to dispose or direct disposition of such shares, provided, however, that any such disposition may be made only if the sale to the Trust fails to close and the Securities Purchase Agreement is terminated in accordance with the terms thereof.

         Item 5(c) of the Statement is hereby amended by adding at the end thereof the following:

         All transactions in the Common Stock effected by the Trust since the filing of the original Schedule 13D by the Trust and Mr. Glazer are set forth in Exhibit 6 attached hereto.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO THE SECURITIES OF THE ISSUER.
         --------------------------------------------

         Item 6 of the Statement is hereby amended by inserting immediately prior to the last paragraph thereof the following:

         On October 12, 1994, the number of shares of Common Stock subject to the August 16, 1994 letter agreement between the Argosy Securities Group, L.P. ("Argosy") and the Trust was decreased from 577,739 shares to 289,238 shares pursuant to the terms thereof. The Trust and Argosy are currently negotiating an escrow arrangement for such shares.

         The Trust entered into a Securities Purchase Agreement dated as of October 12, 1994 for the purchase of 1,100,299 shares of Common Stock from Edwin H. Morgens and Bruce Waterfall as agents for Restart Partners, L.P., Restart Partners II, L.P., Restart Partners III, L.P., Restart Partners IV L.P., the Common Fund for Non-Profit Organizations, Morgens Waterfall Income Partners and Morgens, Waterfall, Vintiadis & Company Employees Profit Sharing Plan (collectively, "Morgens & Waterfall"). The closing under the Securities Purchase Agreement is subject to, among other things, the expiration or earlier termination of the applicable waiting period under the Hart-Scott-Rodino Act. Until the closing, such shares are being held in escrow pursuant to an Escrow Deposit Agreement dated as of October 12, 1994 among the Trust, Morgens & Waterfall and Wertheim Schroder & Co. Incorporated, as escrow agent. Pursuant to the Securities Purchase Agreement, the Trust has deposited 2,500,000 shares of common stock, par value $.25 per share, of Zapata Corporation with the escrow agent to secure its obligation to pay the purchase price for the 1,100,299 shares upon the satisfaction of all conditions precedent to its obligation to close thereunder. The Securities Purchase Agreement and Escrow Deposit Agreement are attached hereto as Exhibits 7 and 8, respectively, and are hereby incorporated herein by reference.





                              PAGE 6 OF 36 PAGES

         As mentioned in Item 4 above, the Hart-Scott-Rodino waiting period will expire on November 11, 1994 unless extended by a FTC request for documentary materials or additional information or earlier terminated. The Securities Purchase Agreement provides that the closing of the purchase and sale transaction will occur within five business days after the termination or expiration of such waiting period. Under the Securities Purchase Agreement, if the closing does not occur on or before the 90th day after the date of the Securities Purchase Agreement, then either party may terminate such agreement.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.
         ---------------------------------

         Item 7 of the Statement is hereby amended by deleting Exhibit 3 attached to Amendment No. 1 to the Schedule 13D and replacing it with the
Exhibit 3 attached hereto and adding to the end of such Item the following:

         Exhibit 6 -      Schedule of Transactions in the Common Stock since
                          August 16, 1994

         Exhibit 7 -      Securities Purchase Agreement dated as of October 12,
                          1994 among the Trust and Edwin H. Morgens and Bruce
                          Waterfall as agents for Restart Partners L.P.,
                          Restart Partners II, L.P., Restart Partners III,
                          L.P., Restart Partners IV L.P., the Common Fund for
                          Non-Profit Organizations, Morgens Waterfall Income
                          Partners and Morgens, Waterfall, Vintiadis & Company
                          Employees Profit Sharing Plan


         Exhibit 8 -      Escrow Deposit Agreement dated as of October 12, 1994
                          among the Trust, Wertheim Schroder & Co.
                          Incorporated, Edwin H. Morgens and Bruce Waterfall as agents for Restart Partners L.P., Restart Partners
                          II, L.P., Restart Partners III, L.P., Restart
                          Partners IV, L.P., the Common Fund for Non-Profit
                          Organizations, Morgens Waterfall Income Partners and
                          Morgens, Waterfall, Vintiadis & Company Employees
                          Profit Sharing Plan





                              PAGE 7 OF 36 PAGES

                                 SIGNATURE PAGE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  October 19, 1994


                                              THE MALCOLM I. GLAZER TRUST


                                      By:     S//MALCOLM I. GLAZER, AS TRUSTEE
                                              ----------------------------------
                                              Malcolm I. Glazer, as Trustee
                                              By Avram Glazer as Power of
                                               Attorney


                                              S//MALCOLM I. GLAZER
                                              ----------------------------------
                                              Malcolm I. Glazer
                                              By Avram Glazer as Power of
                                               Attorney





                              PAGE 8 OF 36 PAGES

                                EXHIBIT INDEX



         Exhibit 3 -      Schedule of Transactions in the Common Stock since
                          August 5, 1994


         Exhibit 6 -      Schedule of Transactions in the Common Stock since
                          August 16, 1994

         Exhibit 7 -      Securities Purchase Agreement dated as of October 12,
                          1994 among the Trust and Edwin H. Morgens and Bruce
                          Waterfall as agents for Restart Partners L.P.,
                          Restart Partners II, L.P., Restart Partners III,
                          L.P., Restart Partners IV L.P., the Common Fund for
                          Non-Profit Organizations, Morgens Waterfall Income
                          Partners and Morgens, Waterfall, Vintiadis & Company
                          Employees Profit Sharing Plan


         Exhibit 8 -      Escrow Deposit Agreement dated as of October 12, 1994
                          among the Trust, Wertheim Schroder & Co.
                          Incorporated, Edwin H. Morgens and Bruce Waterfall as agents for Restart Partners L.P., Restart Partners
                          II, L.P., Restart Partners III, L.P., Restart
                          Partners IV, L.P., the Common Fund for Non-Profit
                          Organizations, Morgens Waterfall Income Partners and
                          Morgens, Waterfall, Vintiadis & Company Employees
                          Profit Sharing Plan